The Fund held its joint annual meetings of shareholders on December 19,
2012.
Common/Preferred shareholders voted as indicated below:
								Withheld
						Affirmative 	Authority
PIMCO California Municipal III
Re-election of Hans W. Kertess
Class I to serve until the annual meeting for
the 2015-2016 fiscal year 			17,206,487 	596,964
Re-election of William B. Ogden, IV
Class I to serve until the annual meeting
for the 2015-2016 fiscal year 			17,243,283 	533,168
Re-election of Alan Rappaport*
Class I to serve until the annual meeting for
the 2015-2016 fiscal year 			3,608 		173

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs.Bradford K. Gallagher, James
A. Jacobson*, and John C. Maney+,continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee